UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13 a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2021

Perusahaan Perseroan (Persero)

PT Telekomunikasi Indonesia Tbk

(Exact name of Registrant as specified in its charter)

Telecommunications Indonesia

(A state-owned public limited liability Company)

(Translation of registrant’s name into English)

Jl. Japati No. 1 Bandung 40133, Indonesia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☑ Form 40-F ◻

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ◻ No ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ◻ No ☑

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

Telekomunikasi Indonesia Tbk
June 2, 2021

Perusahaan Perseroan (Persero)

PT Telekomunikasi Indonesia Tbk

-----------------------------------------------------

By: /s/ Andi Setiawan

----------------------------------------------------

Andi Setiawan

VP Investor Relations

ANNOUNCEMENT OF

SUMMARY OF MINUTES OF ANNUAL GENERAL MEETING OF SHAREHOLDERS FOR THE 2020 FINANCIAL YEAR
PT TELKOM INDONESIA (PERSERO) Tbk

(No.Tel. 49/PR000/DCI-M2000000/2020)

The Board of Directors of PT Telkom Indonesia (Persero) Tbk, (hereinafter referred as the “Company”), hereby announces that the Company has convened the Annual General Meeting of Shareholders for the Financial Year 2020 (hereinafter referred as the “Meeting”) on:

Day/Date: Friday, May 28, 2021

Time: 14.16 up to 17.15 Western Indonesia Time

Place: Auditorium Telkom Landmark Tower 6th floor, The Telkom Hub, Jl Jend. Gatot Subroto Kav. 52, South Jakarta

*with note the Meeting was suspended at 15.23 Western Indonesia Time and re-opened at 15.53 Western Indonesia Time

The Meeting was attended by members of the Board of Commissioners and the Board of Directors of the Company, namely:

BOARD OF COMMISSIONERS:

•Mr. RHENALD KASALI – President Commissioner concurrently Independent Commissioner;

•Mr. MARSUDI WAHYU KISWORO - Independent Commissioner;

•Mr. WAWAN IRIAWAN - Independent Commissioner;

•Mr. CHANDRA ARIE SETIAWAN - Independent Commissioner;

•Mr. MARCELINO RUMAMBO PANDIN - Commissioner.

•Mr. AHMAD FIKRI ASSEGAF - Commissioner;

•Mr. ISMAIL - Commissioner;

•Mr. ALEX DENNI – Commissioner*;

•Mr. RIZAL MALLARANGENG - Commissioner;

BOARD OF DIRECTORS:

•Mr.RIRIEK ADRIANSYAH – President Director;

•Mr.DIAN RACHMAWAN - Wholesale & International Service Director;

•Mr.AFRIWANDI - Human Capital Management Director;

•Mr.HERI SUPRIADI – Finance Director;

•Mrs.F M VENUSIANA R - Consumer Service Director;

•Mr.EDI WITJARA - Enterprise and Business Service Director;

•Mr.HERLAN WIJANARKO - Network and IT Solution Director;

•Mr.MUHAMAD FAJRIN RASYID - Digital Business Director;

•Mr.BUDI SETYAWAN WIJAYA - Strategic Portfolio Director.

* present at the Meeting through video teleconference.

And the holder/representative of Serie A Dwiwarna Share and holder/ representative of Serie B Share entirely representing 81,526,592,668 (eighty one billion five hundred twenty six million five hundred ninety two thousand six hundred sixty eight) shares or constitute   82.2983731% of the total number of shares having legal voting rights which have been issued by the Company up to the date of the Meeting in the total amount of 99,062,216,600 (ninety nine billion sixty two million two hundred sixteen thousand six hundred) shares; with due regard to the Company's Shareholders Register as per  May 5, 2021 up to 04.15 pm WIT.

Hence the quorum requirement as required under the Article 25 paragraph 1 letter a, paragraph 4 letter a and paragraph 5 letter a of the Articles of Association of the Company have been fulfilled since the Meeting have been attended by shareholders, namely holder of Serie A Dwiwarna Share and other shareholders jointly representing at least 1/2 (a half) of the total number of shares having legal voting rights that have been issued by the Company.

The Company has appointed independent parties, which are Notary  Utiek R. Abdurachman SH., MLI., MKn and PT Datindo Entrycom, to count and/or validate the votes.

Whereas the Meeting has resolved the following resolutions as set forth in Deed of Minutes of the Annual General Meeting of Shareholders of Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk, dated May 28, 2021 number 37, made by Notary  Utiek R. Abdurachman SH., MLI., MKn and its summary is as follows:

First Agenda

Approval of Annual Report and Ratification of the Company’s Consolidated Financial Statement for Financial Year of 2020 as well as the Board of Commissioner’s Supervision Duty Implementation Report for Financial Year of 2020

Number of Shareholders who Ask Questions	There is 1 (one) relevant response
The Result of Decision Making	Disagree	Abstain	Agree
	1,782,798,421 Shares or 2.1867692%	1,267,542,900 Shares or 1.5547601%	78,476,251,347 Shares or 96. 2584707%
Resolution

“The meeting with the majority vote 79,743,794,247 (97.8132308% ) of the total votes issued in the Meeting has resolved:

Approve the Annual Report for the Financial Year of 2020 including the Supervisory Report of the Board of Commissioners, and ratify the Consolidated Financial Statements of the Company for the Financial Year of 2020 which have been audited by the Public Accounting Firm (KAP) Purwantono, Sungkoro & Surja (member firm of Ernst & Young Global Limited) according to the report Number: 00884/2.1032/AU.1/06/1007-2/1/IV/2021 dated 29 April 2021 with an opinion “fair, in all material respects”, as well as provide full acquittal and discharge of responsibility (volledig acquit et de charge) to the Board of Directors and the Board of Commissioners of the Company for management and supervision actions that have been carried out in the Financial Year ending on 31 December 2020 as long as these actions would not be considered as criminal acts and are reflected in the report books of the Company.”

Second Agenda	Ratification of the Company’s Annual Report of Partnerships and Community Development Program for Financial Year of 2020
Number of Shareholders who Ask Questions	There is 1 (one) question that is not relevant
The Result of Decision Making	Disagree	Abstain	Agree
	3,980,720,606 Shares or 4.8827266%	1,287,849,600 Shares or 1.5796681%	76,258,022,462 Shares or 93.5376053%
Resolution

” The meeting with the majority vote 77,545,872,062 (95.1172734%) of the total votes issued in the Meeting has resolved:

Ratify the Annual Report of the Partnership and Community Development Program (PKBL) for the Financial Year of 2020 and ratify the Financial Statements of PKBL of 2020 which have been audited by KAP Purwantono, Sungkoro & Surja (member firm of Ernst & Young Global Limited) according to the report Number: 00094/2.1032/AU.2/11/0687-4/1/II/2021 dated 23 February 2021 with an opinion “fair in all material respects”, as well as provide full acquittal and discharge of responsibility (volledig acquit et de charge) to the Board of Directors and the Board of Commissioners of the Company for management and supervision actions PKBL for the Financial Year of 2020, as long as these actions are not criminal acts and are reflected in the report.”

Third Agenda	Determination on Utilization of the Company’s Net Profit for Financial Year of 2020
Number of Shareholders who Ask Questions	There is no question or response
	Disagree	Abstain	Agree

The Result of Decision Making
	3,996,685,689 Shares or 4.9023092%	1,372,777,566 Shares or 1.6838402%	76,157,129,413 Shares or 93.4138505%
Resolution

” The meeting with the majority 77,529,906,979 (95.0976908%), of the total votes issued in the Meeting has resolved:

1.
To Approve and determine the appropriation of the Company’s net profit for the Financial Year 2020 in the amount of Rp20,804,310,657,418.00 (twenty trillion eight hundred four billion six hundred fifty seven thousand and four hundred eighteen) as follow:
a.
Cash Dividend amounting to 60% of the net profit or in the amount of  Rp12,482,586,394,450.80 (twelve trillion four hundred eighty two billion five hundred eighty six million three hundred ninety four thousand and four hundred fifty Rupiah point eighty cents)  or amounting to Rp126.0075 (one hundred twenty six point zero zero seven five Rupiah) per shares based on issued shares on the date of the Meeting, amounting to 99,062,216,600 (ninety nine billion sixty two million two hundred sixteen thousand and six hundred) shares;
b.
Special Dividend amounting to 20% of the net profit or in the amount of  Rp4,160,862,131,483.60 (four trillion one hundred sixty billion eight hundred sixty two million one hundred thirty one thousand and four hundred eighty three Rupiah point sixty cents) or amounting to Rp42.0025 (fourty two point zero zero two five Rupiah) per shares based on issued shares on the date of the Meeting, amounting to 99,062,216,600 (ninety nine billion sixty two million two hundred sixteen thousand and six hundred) shares;
c.
Recorded as Retained Earning in the amount of 20% from net profit or amounting to Rp4,160,862,131,483.60 (four trillion one hundred sixty billion eight hundred sixty two million one hundred thirty one thousand four hundred eighty three Rupiah point sixty cents) which will be used for the development of the Company.
2.
The distribution of Cash Dividend and Special Dividend for the Financial Year 2020 will be conducted with the following conditions:
a.
Those who are entitled to receive Cash Dividend and Special Dividend are shareholders whose names are recorded in the Company’s Shareholders on June 10, 2021 up to 16.15 WIT;
b.
Cash Dividend and Special Dividend shall be paid all at the lattest on July 2, 2021.
3.
To grant the power and authority to the Board of Directors with the right of substitution to regulate further the procedure of dividend distribution and to announce the same with due regard to the prevailing laws and regulations in the stock exchange where the Company’s shares are listed.

Fourth Agenda	Determination of Bonus for the Financial year of 2020, Salary for Board of Directors and Honorarium for Board of Commissioners Including other Facilities and Benefits for the Year of 2021
Number of Shareholders who Ask Questions	There is no question or response
The Result of Decision Making	Disagree	Abstain	Agree
	4,488,754,931 Shares or 5.5058782%	1,948,119,000 Shares or 2.3895504%	75,089,718,737 Shares or 92.1045714%
Resolution

” The meeting with the majority vote  77,037,837,737 (94.4941218%) of the total votes issued in the Meeting has resolved:

1.
To grant power and authority to Shareholder Serie A Dwiwarna to determine the amount of tantieme for Financial Year 2020 and to determine honorarium allowance, facility and other incentives to members of the Board of Commissioners for Year 2021.
2.
To grant power and authority to the Board of Commissioners  which previously has obtained written approval from Shareholder Serie A Dwiwarna to determine the amount of tantieme for Financial Year 2020 and also to determine salary, allowance, facility and other incentives to members of the Board of Directors for Year 2021.”

Fifth Agenda	Appointment of Public Accounting Firm to Audit the Company’s Consolidated Financial Statement and Financial Statement of the Social and Environmental Responsibility Program for Financial Year of 2021
Number of Shareholders who Ask Questions	There is no question or response
The Result of Decision Making	Disagree	Abstain	Agree
	2,428,372,047 Shares or 2.9786257%	1,356,952,847 Shares or 1.6644297%	77,741,267,774 Shares or 95.3569446%
Resolution

” The meeting with the majority vote  79,098,220,621 (97.0213743%) of the total votes issued in the Meeting has resolved:

1.
To reappoint the Public Accounting Firm Purwantono, Sungkoro & Surja (a member firm of Ernst & Young Global Limited) to conduct an integrated audit of the  Company which include the audit of the Consolidated Financial Statements of the Company, including the Internal Control Audit over Financial Reporting and to audit the Financial Statements of Partnership and Community Development Program for the Financial Year 2021.
2.
To grant authority to the Board of Commissioners of Company to determine the appropriate audit fee, addition of the scope of work required and  other terms and conditions of the relevant Public Accounting Firm.
3.
To grant power and authority to the Board of Commissioners which previously has obtained written approval from Shareholder Serie A Dwiwarna to determine the substitute Public Accounting Firm in Purwantono, Sungkoro & Surja (a member firm of Ernst & Young Global Limited), in the event can not complete its duty for any reason to audit of Financial Reporting and the Financial Statements of Partnership and Community Development Program for the Financial Year 2021.”

Sixth Agenda	Approval on Amendment of the Articles of Association of the Company
Number of Shareholders who Ask Questions	There is no question or response
The Result of Decision Making	Disagree	Abstain	Agree
	21,672,557,680 Shares or 26.5834214%	1,620,183,277 Shares or 1.9873065%	58,233,851,711 Shares or 71.4292721%
Resolution

” The meeting with the majority vote  59,854,034,988 (73.4165786%) of the total votes issued in the Meeting has resolved:

1.
Approve amendment to the Articles of Association to adjust to the Regulation of the Financial Services Authority Number 14/POJK.04/2019 concerning Amendment to the Regulation of the Financial Services Authority Number 32/POJK.04/2015 concerning Increase in Capital for Public Companies by Providing Pre-emptive Rights, Regulation if the Financial Services Authority Number 15/POJK.04/2020 concerning Plans and Implementation of General Meeting of Shareholders of Public Companies, and Regulation of the Financial Services Authority Number 16/POJK.04/2020 concerning Implementation of General Meeting of Shareholders of Public Companies Electronically.
2.
Approve the amendment to the Articles of Association of the Company to adjust the company's business activities to the Indonesian Standard Industrial Classification of 2020.
3.
Approve to reconstitute all provisions of the Articles of Association of the Company in connection with the amendments as referred to in points 1 and 2 of the aforementioned decisions.
4.
Grant power and authority to the Board of Directors of the Company with the right of substitution to take all necessary actions in connection with the resolutions of the agenda of this Meeting, including reconstitute and restate the entire Articles of Association of the Company in a Notary Deed, and grant the power with the right of substitution to submit to the competent authority to obtain a receipt of notification of amendments to the Articles of Association of the Company, conduct everything deemed necessary and useful for this purpose with nothing is excluded, including to make additions and/or any alterations of the amendments to the Articles of Association, if it is required by the competent authority.”

Seventh Agenda	Ratification on Regulation of Minister of State Owned Enterprise Number: PER-11/MBU/11/2020 concerning Management Contract and Annual Management Contract of State Owned Enterprise’s Directors
Number of Shareholders who Ask Questions	There is no question or response
The Result of Decision Making	Disagree	Abstain	Agree
	111,866,990 Shares or 0.1372153%	1,287,900,400 Shares or 1.5797304%	80,126,825,278 Shares or 98.2830542%
Resolution

” The meeting with the majority vote  81,414,725,678 (99.8627847%) of the total votes issued in the Meeting has resolved:

Affirm the enforcement of Regulation of the Minister of SOE Number PER-11MBU/11/2020 dated 12 November 2020 concerning Management Contracts and Annual Management Contracts for the Board of Directors of State-Owned Enterprises as well as the amendments thereof.”

Eighth Agenda	Changes to the Management of the Company
Number of Shareholders who Ask Questions	There is no question or response
The Result of Decision Making	Disagree	Abstain	Agree
	23,162,924,856 Shares or 28.4114963%	3,206,709,759 Shares or 3.9333298%	55,156,958,053 Shares or 67.6551739%
Resolution

” The meeting with the majority vote  58,363,667,812 (71.5885037%) including Shareholder Serie A Dwiwarna of the total votes issued in the Meeting has resolved:

1.
To honorably dismiss the following members of the Board of Commisioners of the Company:
a.
Mr. RHENALD KASALI as President Commissioner concurrently Independent Commissioner;
b.
Mr. ALEX DENNI as Commissioner;
c.
Mr. AHMAD FIKRI ASSEGAF as Commissioner;
d.
Mr. CHANDRA ARIE SETIAWAN as Independent Commissioner;
e.
Mr. MARSUDI WAHYU KISWOROas Independent Commissioner;

Each was appointed based on the resolution of the Annual GMS of the financial year of 2018, Annual GMS of the financial year of 2019, effective as of the close of this GMS, with gratitude for the contribution of efforts and thought during their term as the member of the Board of Commissioners of the Company.

2.
To appoint the names below as members of the Board of Commissioners of the Company:
a.
Mr. BAMBANG PERMADI SOEMANTRI BRODJONEGORO as President Commissioner concurrently Independent Commissioner;
b.
Mr. ISA RACHMATARWATA as Commissioner;
c.
Mr. ARYA MAHENDRA SINULINGGA as Commissioner;
d.
Mr. BONO DARU ADJI as Independent Commissioner;

e.
Mr. ABDI NEGARA NURDIN as Independent Commissioner;
3.
To confirm the honorably dismissal of Mr. DIAN RACHMAWAN as Wholesale &  International Service Director who was appointed based on Annual GMS financial year 2019, effective as of the closing of this GMS, with gratitude for the contribution of efforts and thought during their term as the member of the Board of Directors of the Company.
4.
To change the nomenclature of positions for members of the Board of Directors of the Company, from originally as Director of Finance to Director of Finance and Risk Management.
5.
Reassign Mr. HERI SUPRIADI, who was appointed based on the Resolution of the Annual General Meeting of Shareholders for the Financial Year of 2019, previously the Director of Finance to become the Director of Finance and Risk Management, with a term of office continuing the remaining term of office in accordance with the resolution of the AGM.
6.
Reappoint Mr. BOGI WITJAKSONO as Wholesale &  International Service Director.
7.
The term of office of the appointed members of the Board of Commissioners and the Board of Directors as referred to in number 2 and number 6, is in accordance with the provisions of the Articles of Association of the Company, with due observance of the laws and regulations in the Capital Market sector and without prejudice to the right of the GMS to dismiss at any time.
8.
With the confirmation of dismissal, and the appointment of members of the Board of Commissioner as referred to in number 1, and number 2, as well as the dismissal, changes in nomenclature of positions, reassignment, and the appointment of members of the Board of Directors as referred to in number 3, number 4, number 5 dan number 6, the composition of members of the Board of the Company shall be as follows:

a.
BOARD OF COMMISSIONERS
1)
President Commissioner : Mr. BAMBANG PERMADI

concurrently Independent SOEMANTRI BRODJONEGORO;

Commissioner

2)
Independent Commissioner   : Mr. WAWAN IRIAWAN;
3)
Independent Commissioner   : Mr. BONO DARU ADJI;
4)
Independent Commissioner   : Mr. ABDI NEGARA NURDIN;
5)
Commissioner: Mr. MARCELINO RUMAMBO

PANDIN;

6)
Commissioner: Mr. ISMAIL;
7)
Commissioner                       : Mr. RIZAL MALLARANGENG;
8)
Commissioner: Mr. ISA RACHMATARWATA;
9)
Commissioner: Mr. ARYA MAHENDRA

SINULINGGA.

b.
BOARD OF DIRECTORS
1)
President Director: Mr. RIRIEK ADRIANSYAH;
2)
Strategic Portfolio: Mr. BUDI SETYAWAN WIJAYA;

Director

3)
Enterprise and Business: Mr. EDI WITJARA;

Services Director

4)
Finance Director and: Mr. HERI SUPRIADI;

Risk Manegement

5)
Network & IT Solution: Mr. HERLAN WIJANARKO;

Director

6)
Wholesale: Mr.BOGI WITJAKSONO;

and International

Service Director

7)
Digital Business Director      : Mr. MUHAMAD FAJRIN RASYID;
8)
Human Capital  : Mr. AFRIWANDI;

Management Director

9)
Consumer Service Director     : Mrs. FM VENUSIANA R.

9.
Members of the Board of Directors and the Board of Commissioners, who are appointed as referred to in number 2 and number 6   however still in other positions that are prohibited based on laws and regulations to be concurrent with the position of member of the Board of Directors or the Board of Commissioners of a State-Owned Enterprise, must resign or be dismissed from such position.
10.
To grant power and authority to the Board of Directors of the Company, with the right of substitution, to state of the resolution as adopted in the GMS in the notarial deed and to appear before Notary or authorized official and to make any adjustments or corrections which are necessary when required by the competent authority for the purposes of implementation of the resolutions of the meeting.

Schedules and Procedure for The Distribution of 2020 Financial Year Dividend

In accordance to the resolution of the AGMS Telkom dated May 28, 2021, payment of cash dividend for the 2020 financial year is 60% of the net profit or in the amount of Rp12,482,586,394,450.80 (twelve trillion four hundred eighty two billion five hundred eighty six million three hundred ninety four thousand and four hundred fifty Rupiah point eighty cents) or amounting to Rp126.0075 (one hundred twenty six point zero zero seven five Rupiah) per share, and an additional special cash dividend of 20% of the net profit or in the amount of Rp4,160,862,131,483.60 (four trillion one hundred sixty billion eight hundred sixty two million one hundred thirty one thousand and four hundred eighty three Rupiah point sixty cents) or amounting to Rp42.0025 (fourty two point zero zero two five Rupiah) per shares.

Schedules for The Distribution of 2020 Financial Year Dividend:

Recording Date Regular and Negotiation Market Cum Dividend Ex Dividend Cash Market Cum Dividend Ex Dividend Payment Date	= June 10, 2021 = June 8, 2021 = June 9, 2021 = June 10, 2021 = June 11, 2021 = July 2, 2021

Payment Procedures of Dividend:

1.	Cash & special dividends will be distributed to shareholders whose names are registered in the Register of Shareholders of the Company ("DPS") on June 10, 2021 (recording date) and / or shareholders of the Company in the securities sub account at PT Kustodian Sentral Efek Indonesia ("KSEI”) At the close of trading of the Indonesia Stock Exchange on June 10, 2021.
2.	For American Depositary Share (“ADS”) Shareholders, New York Stock Exchange (“NYSE”) regulations will be applied and cash & special dividends will be paid through a Custodian Bank appointed by The Bank of New York Mellon (“BNY Mellon”) in accordance with the amount recorded in the Company's Register of Shareholders dated June 10, 2021.
3.	For Shareholders whose shares are included in the Collective Custody at KSEI, cash & special dividends will be paid through KSEI and will be distributed on July 2, 2021 into Customer Fund Accounts (RDN) in Securities Companies and / or Custodian Banks where Shareholders open sub accounts.
4.	For shareholders whose shares are not registered at Collective Deposits in KSEI, then:
a.	Cash & special dividends can be withdrawn at the nearest PT Bank Negara Indonesia (Persero), Tbk (“BNI”) branches throughout Indonesia. Shareholders are required to bring original valid proof of identity or Power of Attorney attached with original proof of identity of the "Authorizer" and the "Attorney", if the cash & special dividend withdrawal is authorized by another party.
b.	The cash & special dividend will only be transferred by the Company to the shareholders’s bank account if:
i.	The amount of cash dividend received is not less than Rp500,000; and

ii.	The application for overbooking/transfer of cash & special dividends has been submitted completely and correctly no later than June 10, 2021 at 15.00 Western Indonesia Time to the Company’s Registrar, PT Datindo Entrycom, Jl Hayam Wuruk No.28 2nd Floor, Jakarta 10120.
5.	The cash & special dividend will be taxed in accordance with the applicable taxation regulations in Indonesia.
6.	Based on the prevailing tax laws and regulations, cash & special dividends will be exempted from the tax object if they are received by the shareholders of domestic corporate taxpayers (“WP Badan DN”) and the Company does not deduct Income Tax on cash & special dividends paid to the WP Badan DN. Cash & special dividends received by shareholders of domestic individual taxpayers (“WPOP DN”) will be excluded from the tax object as long as the cash & special dividends are invested in the territory of the Republic of Indonesia. For WPOP DN who does not meet the investment provisions as mentioned above, the cash & special dividends received by the person concerned will be subject to income tax (“PPh”) in accordance with the applicable laws and regulations, and the PPh must be paid by the WPOP DN himself in accordance with the provisions of Government Regulation No. 9 of 2021 concerning Tax Treatment to Support the Ease of Doing Business.
7.	Shareholders can obtain confirmation of cash & special dividend payments through securities companies and or custodian banks where Shareholders open securities accounts, then shareholders are required to be responsible for reporting cash & special dividend receipts referred to in tax reporting for the relevant tax year in accordance with the applicable laws and regulations concerning tax.
8.	Shareholders who are Overseas Taxpayers whose tax withholding will use the rate based on the Double Taxation Avoidance Agreement ("P3B") must comply with the requirements of the Director General of Taxes Regulation. No. PER-25 / PJ / 2018 concerning Procedures for Implementing Double Tax Avoidance Approval and submitting proof of record or receipt of DGT / SKD that has been uploaded to the website of the Directorate General of Taxes to KSEI or BAE in accordance with KSEI rules and regulations. Without this form, the paid Cash & Special Dividend for Financial Year 2020 will be subject to Article 26 Income Tax of 20%.
9.	For Shareholders who are Overseas Taxpayers whose shares are in the collective custody of KSEI, proof of withholding cash & special dividends can be collected at the Securities Company and/or Custodian Bank where the shareholders open securities accounts and for scrip shareholders at the Registrar.

Announcement of this Summary of Minutes of Meeting is to comply with the provision under Article 51 paragraphs (1), (2) and Article 52 paragraph (1) of Financial Service Authority Regulation No. 15/POJK.04/2020 regarding The Plan and Implementation of a General Meeting of Shareholders for an Issuer or a Public Company.

Bandung, June 2, 2021

PT Telkom Indonesia (Persero) Tbk

Board of Directors